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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                NRG ENERGY, INC.
                           (Name of Subject Company)

                                NRG ENERGY, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  629377-10-2
                     (CUSIP Number of Class of Securities)

                             JAMES J. BENDER, ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                                NRG ENERGY, INC.
                        901 MARQUETTE AVENUE, SUITE 2300
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 373-5300
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                        BENJAMIN F. STAPLETON, III, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is NRG Energy, Inc., a Delaware corporation ("NRG"), and the address of its principal executive offices is 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402. The telephone number for NRG's principal executive offices is (612) 373-5300.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is NRG's common stock, par value $0.01 per share (the "Common Stock"). As of March 19, 2002, there were 51,084,878 shares of Common Stock issued and outstanding. As of March 19, 2002, there were 10,647,850 shares of Common Stock underlying issued and outstanding equity units and 7,215,249 shares of Common Stock underlying issued and outstanding stock options.

     As of March 19, 2002, Xcel Energy Inc. ("Xcel") owned, through a wholly owned subsidiary, 147,604,500 shares of Class A common stock, par value $0.01 per share, of NRG (the "Class A Common Stock" and, together with the Common Stock, the "Common Shares"), each of which may be converted by Xcel at any time into one share of Common Stock. Xcel does not currently own any shares of Common Stock. Each share of Class A Common Stock entitles its holder to ten votes per share, while each share of Common Stock entitles its holder to one vote per share. As a result, Xcel controls approximately 96.7% of the combined voting power of the Common Shares outstanding as of the date of this Statement.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. NRG's name, business address and business telephone number are set forth in Item 1 above.

     This Schedule relates to the exchange offer by Xcel being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO (the "Schedule TO") and contained in the Registration Statement on Form S-4 (the "Form S-4"), each as filed by Xcel with the Securities and Exchange Commission (the "SEC") on March 13, 2002, to exchange 0.4846 (the "Exchange Ratio") of a share of common stock, par value $2.50 per share, of Xcel (an "Xcel Share") for each outstanding share of Common Stock validly tendered in the offer and not withdrawn, with cash to be paid in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Offer Document and in the related Letter of Transmittal (which, together with any amendments or supplements to either, constitute the "Offer").

     According to the Offer Document, following the consummation of the acquisition of the shares of Common Stock tendered in the Offer, Xcel intends to cause NRG to be merged in a "short-form" merger with a wholly owned subsidiary of Xcel (the "Merger"), thereby causing NRG to become a wholly owned subsidiary of Xcel. At the effective time of the Merger, each issued and then outstanding share of Common Stock (other than such shares held by Xcel and its affiliates or stockholders who properly exercise their appraisal rights in accordance with
Section 262 of the Delaware General Corporation Law (the "DGCL")) will be exchanged for Xcel Shares in accordance with the Exchange Ratio, with cash to be paid in lieu of fractional shares.

     As set forth in the Offer Document, the Offer is subject to a number of conditions, including:

          (a) NRG's stockholders who are not directors or executive officers of Xcel having tendered into the Offer and not withdrawn, as of the expiration of the Offer, enough shares of Common Stock so that, when taken together with the shares of Common Stock that Xcel will hold after its intended conversion of certain shares of Class A Common Stock, Xcel would own at least 90% of the outstanding shares of Common Stock (the "Minimum Condition"). For the Minimum Condition to be satisfied, these NRG stockholders must tender approximately 61% of the publicly held shares of Common Stock that are outstanding as of March 13, 2002. Under the DGCL, Xcel's ownership of at least 90% of the outstanding shares of Common Stock will allow Xcel to merge NRG with its wholly owned subsidiary in a short-form merger without a stockholder vote;

          (b) the Form S-4 having been declared effective by the SEC and not subject to any stop order or proceeding seeking a stop order;

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          (c) the Xcel Shares to be issued in the Offer and the Merger having been approved for listing on the New York Stock Exchange ("NYSE"), Chicago Stock Exchange and Pacific Exchange; and

          (d) the Offer and the Merger having been approved by the SEC under the Public Utility Holding Company Act of 1935, as amended.

     Xcel has stated in the Offer Document that it will not waive any of the above conditions.

     In addition, as set forth in the Offer Document, Xcel will not be required to accept shares of Common Stock for exchange and may choose to extend the expiration of the Offer or terminate the Offer if any of the following occurs and is continuing, and in Xcel's good faith reasonable judgment, regardless of the circumstances, it would be inadvisable for Xcel to proceed with the Offer:

          (a) any governmental authority of competent jurisdiction having issued an injunction, order, decree, judgment or ruling that is in effect, or having promulgated or enacted a statute, rule, regulation or order, which in any such case:

          - restrains or prohibits Xcel from making or completing the Offer or the Merger;

          - prohibits or restricts Xcel's or any of its affiliates' ownership or operation of any portion of NRG's business or assets, or would substantially deprive Xcel or any of its affiliates of the benefit of ownership of NRG's business or assets, or compels Xcel, or any of its affiliates, to dispose of or hold separate any portion of NRG's business or assets;

          - imposes material limitations on Xcel's ability to acquire, hold or exercise full rights of ownership of the Common Shares, including the right to vote the Common Shares; or

          - imposes any material limitations on Xcel's ability and/or the ability of its affiliates or subsidiaries to control in any material respect the business and operations of NRG;

          (b) any litigation or other legal action is instituted, pending or threatened by or before any court or other governmental authority which seeks to:

          - restrain or prohibit Xcel from making or completing the Offer or the Merger or impose on Xcel or any of its affiliates any other restriction, prohibition or limitation referred to in the above paragraph (a) that in Xcel's reasonable judgment is reasonably likely to be successful; or

          - impose any liability on Xcel, NRG or their affiliates that, in Xcel's reasonable judgment, is reasonably likely to result in liability material to Xcel and its subsidiaries on a consolidated basis, or NRG and its subsidiaries on a consolidated basis;

          (c) (i) any general suspension of, or limitation on prices for, trading in the shares of Common Stock or Xcel Shares on the NYSE; (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States; or (iii) in the case of any of the events described in clause (i) or (ii) above existing at the time of the commencement of the Offer, a material acceleration or worsening of that event;

          (d) any change, development, effect or circumstance that, in Xcel's reasonable judgment, would reasonably be expected to have a material adverse effect on NRG; or

          (e) NRG having filed for bankruptcy or another person having filed a bankruptcy petition against NRG which is not dismissed within two business days.

     As set forth in the Offer Document, the conditions to the Offer described in the preceding paragraph are for Xcel's sole benefit and may be waived by Xcel, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in Xcel's sole discretion (subject to Xcel's obligations under the SEC's rules and regulations).

     The principal executive office of Xcel is located at 800 Nicollet Mall, Minneapolis, Minnesota 55402. All information set forth in this Statement about Xcel or affiliates of Xcel (other than NRG and its subsidiaries), as well as actions or events respecting any of them, was obtained from reports or statements filed by Xcel with
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the SEC, including, but not limited to, the Offer Document, and NRG has not verified the accuracy or completeness of such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described herein (including the Exhibits hereto), to the knowledge of NRG, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential material conflict of interest between NRG or its affiliates and (i) NRG's executive officers, directors or affiliates or (ii) Xcel or its executive officers, directors or affiliates. The Board of Directors of NRG (the "NRG Board") established a special committee (the "Special Committee") of the NRG Board, comprised solely of independent directors and authorized by the NRG Board to review and evaluate the terms and conditions of the Offer and to consider whether the Offer is fair to, and in the best interests of, NRG and its stockholders. The members of the Special Committee are Luella Goldberg (Chairman), Pierson Grieve and William Hodder. The NRG Board and the Special Committee were aware of the actual and potential conflicts of interest described in this Item 3 and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Recommendation and Reasons for Recommendation".

CERTAIN ARRANGEMENTS BETWEEN NRG AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

     Certain agreements, arrangements and understandings between NRG and its directors and executive officers are described in NRG's Proxy Statement for its 2001 Annual Meeting of Stockholders, dated April 26, 2001 (the "Proxy Statement"), in the following sections: "Proposal No. 1 -- Election of Directors -- General Information", "-- Information Concerning the Board of Directors", "-- Beneficial Ownership of Shares of Common Stock and Class A Common Stock", " -- Compensation of Executive Officers", "-- Pension Plan Tables", "-- Employment Agreements -- David H. Peterson Employment Agreement" and "-- Relationships and Related Transactions". These sections of the Proxy Statement are filed as Exhibit 4 hereto.

     Four of the nine current directors of NRG are also executive officers of Xcel and two of these four directors also serve on the Board of Directors of Xcel (the "Xcel Board"). In addition, one NRG director is the former Chairman of Xcel. Moreover, many of NRG's executive officers and directors are beneficial owners of Xcel Shares. Based on reasonable inquiry, to the best of NRG's knowledge, however, the directors and executive officers of NRG beneficially own, in the aggregate, less than 1% of the issued and outstanding Xcel Shares. None of the members of the Special Committee own Xcel Shares.

     In addition to the arrangements described in the sections of the Proxy Statement noted above, James Bender (Vice President and General Counsel), Leonard Bluhm (Executive Vice President and Chief Financial Officer), Craig Mataczynksi (Senior Vice President, North America) and John Noer (Senior Vice President, Worldwide Operations) are participants in NRG's Executive Officer and Key Personnel Severance Plan (the "Plan"). In June and July 2001, NRG executed severance plan agreements with Messrs. Bender, Bluhm, Mataczynski and Noer pursuant to the Plan. Each such agreement remains in effect until the third anniversary of its effective date. Each agreement has an effective date of May 31, 2001, except for the agreement with Mr. Noer, which has an effective date of January 15, 2001. The agreements provide that if the employment of any of Messrs. Bender, Bluhm, Mataczynski or Noer is terminated due to his death or disability, he will receive his base salary and accrued vacation through the date of termination or resignation. Each such agreement further provides that if any of Messrs. Bender, Bluhm, Mataczynski or Noer is terminated for cause, or if he voluntarily resigns without good cause, he will receive his base salary and accrued vacation through the date of termination or resignation, plus all other amounts to which he is entitled under any compensation plans of NRG, at the time such payments are due.

     Each such agreement further provides for the payment of severance benefits in the event that any of Messrs. Bender, Bluhm, Mataczynski or Noer is terminated by NRG without cause, or if any of them terminates his employment within three months of a material change or reduction in his job responsibilities with NRG or as a result of a material breach by NRG of the compensation or benefit terms of the agreement. The severance benefits payable include the payment of two times the participant's base salary, plus two times

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the participant's average annual bonus earned over the two full years prior to the date of termination or two times the participant's target annual bonus established for the bonus plan year in which the participant's termination occurs, whichever is greater.

     Severance benefits are also payable to each of Messrs. Bender, Bluhm, Mataczynski and Noer if, within six months prior to, or twelve months after, the effective date of a Change in Control (as defined in the Plan) of NRG, his employment with NRG ends as a result of either an involuntary termination of his employment by NRG for reasons other than cause, or by voluntary termination by him for cause. Whether or not a particular transaction constitutes a Change of Control is to be determined by the Board of Directors of NRG, but neither successful completion of the Offer nor consummation of the Merger is expected to constitute a Change of Control. In the event of a Change in Control of NRG, the severance benefits payable include the payment of three times the participant's base salary, plus three times the participant's average annual bonus earned over the two full years prior to the date of termination or three times the participant's target annual bonus established for the bonus plan year in which the participant's termination occurs, whichever is greater.

     Under the terms of each such agreement, each of Messrs. Bender, Bluhm, Mataczynski and Noer has agreed not to compete with NRG's business during the course of his employment and for one year after his resignation or termination, unless there has been a Change in Control of NRG. Additionally, each of Messrs. Bender, Bluhm, Mataczynski and Noer have agreed not to disclose any of NRG's confidential and proprietary information. This description of the Plan is qualified in its entirety by reference to the form of the Plan, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

CERTAIN ARRANGEMENTS BETWEEN NRG AND XCEL

     Certain agreements, arrangements and understandings between NRG and certain of its subsidiaries, on one hand, and Xcel, on the other hand, are described in the Proxy Statement under "Proposal No. 1 -- Election of Directors -- Relationships and Related Transactions", which is included in Exhibit 4 hereto.

     In addition to the arrangements described in the section of the Proxy Statement noted above, NRG issued a $300 million subordinated convertible note to Xcel on February 28, 2002, which bears interest at a per annum rate equal to 30-day LIBOR plus 0.90%. Payments on unpaid principal, together with interest, are due quarterly in arrears, but NRG will not make any payments of principal or interest on the note so long as NRG has senior indebtedness outstanding. Xcel may, at its option, at any time upon five business days' notice to NRG and so long as the NYSE rules do not require prior approval by NRG's stockholders, cause NRG to convert all (but not less than all) of the note into an aggregate number of shares of Common Stock equal to the sum of the then-outstanding principal amount of the note plus all accrued but unpaid interest, divided by the market price per share of Common Stock on the date specified in Xcel's conversion notice. This market price per share will be determined by an independent committee of the NRG Board that consists of the same directors who are members of the Special Committee, and will be approved by the Finance Committee of the Xcel Board, but will not be less than the average closing price for shares of Common Stock on the NYSE during the five trading day period prior to the date of conversion. According to the Offer Document, Xcel intends to cancel the note if the Offer and Merger are completed, but intends to convert the note to Common Stock if the Offer and Merger are not completed.

     NRG reimburses Xcel for certain overhead and administrative costs, including benefits administration, engineering support, accounting and other shared services. Employees of NRG participate in certain employee benefit plans of Xcel. NRG paid Xcel $12.2 million in 2001 as reimbursement for certain overhead costs and the cost of services provided.

     NRG also has an agreement with Utility Engineering Corporation, a wholly owned subsidiary of Xcel, under which Utility Engineering Corporation provides consulting services to NRG from time to time at the request of NRG. NRG paid $1.4 million to Utility Engineering Corporation for these consulting services in 2001.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

INABILITY TO TAKE A POSITION

     The Special Committee and the NRG Board are unable to take a position with respect to the Offer at this time because the Special Committee needs more time to assess the effect on the long-term value of NRG of the results of operations of NRG for the first two months of 2002 announced by NRG on March 26, 2002 and the impact of that announcement on the market price of Xcel Shares. The Special Committee and the NRG Board expect to be able to make a recommendation at least five business days prior to the scheduled expiration of the Offer on April 10, 2002. Accordingly, holders of shares of Common Stock are urged to defer their decisions as to whether to tender their shares in the Offer until such time as the recommendation of the Special Committee and the NRG Board with respect to the Offer is announced.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Special Committee and NRG engaged Credit Suisse First Boston to act as the Special Committee's financial advisor in connection with the Offer. NRG agreed to pay Credit Suisse First Boston an aggregate financial advisory fee equal to $4,000,000. NRG also has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses incurred in connection with its engagement, including the fees and expenses of its legal counsel, if any, and any other advisor retained by Credit Suisse First Boston resulting from or arising out of the engagement, and to indemnify Credit Suisse First Boston against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. Credit Suisse First Boston has in the past provided and is currently providing credit to NRG under various credit facilities, for which Credit Suisse First Boston has received, and expects to receive, customary compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of NRG, Xcel and their respective affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither NRG nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Based on reasonable inquiry, to the best of NRG's knowledge, no transactions in shares of Common Stock have been effected during the past 60 days by NRG or, to the knowledge of NRG, by any executive officer, director, affiliate or subsidiary of NRG.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR ANNOUNCEMENTS

     Except as set forth in this Statement, NRG is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of NRG's securities by NRG, any subsidiary of NRG or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NRG or any subsidiary of NRG; (iii) a purchase, sale or transfer of a material amount of assets of NRG or any subsidiary of NRG; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of NRG. In addition, the NRG Board, a majority of the members of which are currently or formerly affiliated with Xcel, adopted resolutions at a meeting held on March 4, 2002 that prohibit NRG's management from taking certain actions or entering into certain agreements on behalf of NRG without prior NRG Board approval.

     Except as set forth in this Statement, there are no transactions, resolutions of the NRG Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     Appraisal Rights. Holders of shares of Common Stock do not have appraisal rights as a result of the Offer, but, as set forth in the Offer Document, they may be entitled to exercise appraisal rights in respect of

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the Merger (if consummated) in accordance with Section 262 of the DGCL. Such holders will be notified of their appraisal rights in accordance with Section
262.

     Litigation. As of the date of this Statement, a total of nine stockholder civil actions have been filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Actions") and one action has been filed in the District Court of the State of Minnesota in Hennepin County (the "Minnesota Action") alleging that the Offer is in breach of fiduciary duties owed by Xcel and the directors of NRG (the "defendants") to the public stockholders of NRG. The plaintiffs in the Delaware Actions also allege that Xcel has breached fiduciary duties owed to the public stockholders of NRG by failing to disclose material information in written materials related to the Offer. The Delaware Actions have been consolidated into one action (the "Consolidated Action"). The Minnesota Action has been removed by the defendants to the United States District Court for the District of Minnesota, and certain defendants have moved to dismiss that action. The complaints filed in the Consolidated and Minnesota Actions generally request the applicable court to enjoin the Offer and award damages to the plaintiffs.

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EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1.      Letter to Stockholders of NRG, dated March 26, 2002.
  2.      Press Release dated March 26, 2002.
  3.      Press release, dated March 26, 2002.
  4.      Excerpts from Proxy Statement for 2001 Annual Meeting of
          Stockholders of NRG, dated April 26, 2001.
  5.      Form of NRG Executive Officer and Key Personnel Severance
          Plan (incorporated by reference to NRG's Quarterly Report on
          Form 10-Q for the quarter ended June 30, 2001).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NRG ENERGY, INC.

                                          By: /s/ James J. Bender
                                            ------------------------------------
                                            Name: James J. Bender
                                              Title: Senior Vice President &
                                              General Counsel

Dated: March 26, 2002

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